Exhibit 99.3

HOME INNS & HOTELS MANAGEMENT INC.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: HMIN)

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Form of Proxy for Annual General Meeting

to be held on November 18, 2014

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors of Home Inns & Hotels Management Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.005 per share, of the Company (the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at Suite 2215, 22/F, Two Pacific Place, 88 Queensway, Hong Kong on November 18, 2014 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on October 10, 2014 (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Ordinary Share is entitled to one vote. The quorum of the AGM is shareholders holding no less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the AGM. This Form of Proxy and the accompanying AGM Notice will be first mailed to the shareholders of the Company on or about September 29, 2014.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at Maples Corporate Services Limited, P.O. Box 390, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, with a copy delivered to its offices at No. 124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: Ethan Ruan) at No. 124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

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HOME INNS & HOTELS MANAGEMENT INC.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: HMIN)

––––––

Form of Proxy for Annual General Meeting

to Be Held on November 18, 2014

(or any adjourned or postponed meeting thereof)

I/We _________________________________________________________________________ of ___________________________________________________________________________,

being the registered holder of _____________________ ordinary shares 1, par value US$0.005 per share, of Home Inns & Hotels Management Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting 2 or _____________________________________ of ___________________________________________________________________________

as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Suite 2215, 22/F, Two Pacific Place, 88 Queensway, Hong Kong, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

No.	RESOLUTION	FOR [3]	AGAINST [3]	ABSTAIN [3]
1.	The special resolutions as set out in Item 1 of the Notice of Annual General Meeting regarding the change of the legal name of the Company from “Home Inns & Hotels Management Inc.” to “Homeinns Hotel Group”, as previously approved by the Company’s board of directors.

Dated _______________, 2014	Signature(s) [4]

[1]	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

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